Stone Ridge Securities LLC

Statement of Financial Condition
As of November 30, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 70093

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/2019 AND ENDING 11/30/2020
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stone Ridge Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

510 Madison Avenue, 21st Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Cruikshank   914-462-0016

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Benjamin Cruikshank_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Stone Ridge Securities LLC_____, as of __November 30_____, 20 __20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Note: Based on relief provided by SEC staff and difficulties arising from COVID-19, this report is being filed without a notarization.

_____
Signature

__Chief Executive Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stone Ridge Securities LLC
As of November 30, 2020



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Stone Ridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stone Ridge Securities LLC (the "Company") as of November 30, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at November 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

Ernst & Young LLP

We have served as the Company's auditor since 2018.
January 29, 2021

Stone Ridge Securities LLC

Statement of Financial Condition
November 30, 2020

(expressed in United States dollars)

Assets:		
Cash	$	6,312,728
Cash segregated in compliance with federal regulations		1,001,421
Bank sweep receivable		48,477
Other assets		111,938
Total assets	**$**	**7,474,564**
Liabilities:		
Accounts payable and accrued expenses		478,966
Total liabilities	**$**	**478,966**
Total member's equity		**6,995,598**
Total liabilites and member's equity	**$**	**7,474,564**

The accompanying notes are an integral part of the statement of financial condition.

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2020

(expressed in United States dollars)

1.   Organization

Stone Ridge Securities LLC (the "Company"), a Delaware Limited Liability Company, is wholly owned by its sole member Stone Ridge Holdings Group LP (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

On November 14, 2020, the Parent entered into an agreement with a third party to sell 100 percent of the Company. The transaction is expected to close in the first quarter of 2021, subject to the satisfaction of certain closing conditions.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic, the Company implemented remote work arrangements for nearly all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting system, internal control and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial statements in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial statements.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's reporting currency of the underlying books and records is the U.S. dollar. The following is a summary of the accounting policies applied by the Company:

Use of Estimates
The accompanying financial statements have been prepared in conformity with GAAP, which require management to make certain estimates and assumptions that affect the reported amounts in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could materially differ from those estimates.

Cash
Cash includes U.S. dollars on hand and balances in checking accounts available for immediate withdrawal which may exceed insured limits. The Company is subject to risk to the extent that the institutions may be unable to fulfill their obligations.

Cash Segregated in Compliance with Federal Regulations
As of November 30, 2020, cash in the amount of $1,001,421 has been segregated in a special reserve bank account for the exclusive benefit of customers of the Company in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA").

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2020

(expressed in United States dollars)

Bank Sweep Receivable

No allowance has been established for receivables, as management believes these receivable amounts are fully collectible.

The Company holds brokerage accounts for customers and operates a cash sweep program in which customers' funds are swept from their brokerage accounts with the Company to one or more accounts at the FDIC-member "Program Banks" in the cash sweep program. Customers earn interest on their funds in the cash sweep program at interest rate(s) established by the Company (which rate(s) is(are) subject to change by the Company at any time, in accordance with the terms of the customer agreement). The customer interest accrues daily and is paid monthly. Each account at the Program Banks earns interest on the balance in such account at a rate negotiated between the Company and each Program Bank. This overall interest amount also accrues daily and is paid monthly.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and lease liabilities on the statement of financial condition. However, for leases with a term of twelve months or less, a lessee is permitted to make an election not to recognize lease assets and lease liabilities. The standard is effective for interim and annual reporting periods beginning after December 15, 2018. The Company adopted the guidance in the current year with no material impact to the Company's financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which makes significant changes to the accounting for credit losses on financial assets and disclosures about them. Effective December 1, 2020, the Company adopted this guidance. The adoption of this guidance was not material to the Company's financial statements.

3.   **Concentration of Credit Risk**

The Company maintains its cash in checking accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At November 30, 2020, the Company had balances in excess of insured limits totaling $6,153,600. The Company has not experienced any losses in such accounts.

4.   **Regulatory Requirements**

The Company is subject to the SEC's net capital rule, SEA Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of: (i) $250,000 or (ii) two (2) percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to SEA Rule 15c3-3). At November 30, 2020, the Company's net capital was $6,883,908 which exceeded the requirement by $6,663,908.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other regulatory requirements.

Stone Ridge Securities LLC

Notes to the Statement of Financial Condition
November 30, 2020

(expressed in United States dollars)

5. **Income Taxes**

   Income taxes are not payable by the Company or provided for in the Company's financial statements. Such taxes, if any, are the liability of the Parent. The Company recognizes tax benefits of an uncertain tax position only when the position is more likely than not to be sustained upon examination by the tax authorities based on the technical merits of the tax position. The Company's policy is to record interest and penalties on uncertain tax positions as part of other expense. The Company has reviewed all open tax years and major jurisdictions and concluded that there is no tax liability relating to uncertain income tax positions taken or expected to be taken on a tax return. Currently all tax years remain open to examination by federal and state taxing authorities.

6. **Commitment and Contingencies**

   The Company may be subject to various legal proceedings, claims and regulatory matters that may arise in the ordinary course of business. The Company may in the future be the subject of one or more regulatory or self-regulatory organization inquiries, examinations or enforcement actions. As a result, the Company may incur expenses related to regulatory matters, including penalties and fines. The Company did not incur any penalties or fines through November 30, 2020.

7. **Related Parties**

   The Company maintains a Website Services and IP License Agreement with its affiliate. Pursuant to this agreement, the affiliate provides website development, design, hosting and maintenance services, as well as certain intellectual property licenses, in connection with the website through which the Company offers its brokerage accounts.

   The Company maintains a Service, Space Sharing and Expense Agreement (the "Expense Sharing Agreement") with the Parent. Pursuant to this Expense Sharing Agreement, the Parent and its subsidiaries provide personnel, office space, supplies, services and other support in connection with the operation of the Company's business, and the portion of the expenses with respect to such items that are attributable to the Company are allocated pursuant to the methodology set forth in the Expense Sharing Agreement. Pursuant to the Expense Sharing Agreement, certain expenses owed by the Company to the Parent and/or its affiliates are settled through non-cash capital contributions by the Parent.

   During the fiscal year ended November 30, 2020, the Company entered into a distribution agreement with an affiliate pursuant to which the Company provides general sales and distribution services for affiliated registered investment companies. As of November 30, 2020, the Company had a receivable from affiliate of $833 related to this agreement which is included in other assets on the statement of financial condition.

   As of November 30, 2020, the Company held one investment in an affiliated open-ended mutual fund with a fair value of $253 which is included in other assets on the statement of financial condition. The investment can be redeemed daily. The Company classified this security as Level 1.

   During the fiscal year ended November 30, 2020, there were no transfers between levels.

8. **Subsequent Events**

   The Company has performed an evaluation of events that have occurred subsequent to November 30, 2020, and through January 29, 2021 (the date of this report). There have been no material subsequent events that

(expressed in United States dollars)

occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's statement of financial condition as of November 30, 2020.